GARY CURTIS CANNON
ATTORNEY AT LAW
12341 Briardale Way
San Diego, CA 92128-5212
____________________

Telephone (858) 391-9083 Facsimile (858) 391-9084
email: garycurtiscannon@lawyer.com

January 24, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CryoPort, Inc.
Form 10-SB, Amendment 1
Filed December 19, 2005
File No. 0-51578

Dear Mr. Riedler,

In response to your comment letter dated January 9, 2006, I have been requested by Peter Berry, Chief Executive Officer and President of Cryoport, Inc. (the “Company”), to respond on behalf of the Company to the SEC comments regarding the Company’s Form 10-SB/A1 filing. It is CryoPort’s intent to file an Amended Form 10-SB/A2 concurrently with the submission of this letter. To that end, I have provided individual responses to the comments below. Concurrently the Company will make the electronic filing of Form 10-SB/A2. The Company responses are in bold type following the restatements of the SEC comments/questions as follows:

FORM 10-SB

Overview, page 4

1.
We note the revisions pursuant to comment 4, and we reissue the comment in part. Please discuss the development status of your disposable shippers. Discuss the steps you have taken toward developing these products, and discuss the steps you will need to take to bring the products to market.

The Company has inserted the following additional discussion to the Overview section on Pages 4 & 5:

“The proposed disposable products are planned to share many of the characteristics and basic design details of the currently available reusable products. The expected shared characteristics include general geometry and shape, similar liquid capacities and similar thermal performance characteristics. As a result, much of the market experience gained from the sale of these products is directly relevant to the usage characteristics of the proposed disposable products. There are two general sizes planned. A larger size of approximately 5 liters capacity, based on a product that has been produced for 4 years, is planned for shipping larger quantities of material and / or for use when longer holding times are required. A smaller size of approximately 1 liter capacity is planned for unit dose shipments, or small quantity shipments, that are direct to the end user and thus require shorter holding times. Because the shipment quantity is fairly small, a shorter holding time capability does not admit an unacceptable financial risk of product loss. The basis of the migration from reusable status to disposable status is primarily one of cost; disposability requires a generally lower cost product. Lower cost is achieved from higher production quantities, from lower cost materials and from automated manufacturing methods. The currently ongoing development related to these items is principally focused on material properties, particularly those properties related to the low temperature requirement and the vacuum retention characteristics; i.e., permeability of the materials. Several different metallic and polymeric materials have been subjected to testing to this point. One non-traditional material has been qualified and is available for production subject to the demand for higher production quantities that will justify the capital investment. Other materials are currently being evaluated for long term vacuum retention characteristics by analyzing permeation properties. These are long term tests that are being conducted by a commercial, well known laboratory. Further on steps that are required to successfully market the products to a broad spectrum of potential customers are largely related to a perceived need to customize the product characteristics to specific customer’s requirements. This can only be accomplished once the potential customer is identified and preliminary discussions are begun relative to the specific needs of that customer. Items potentially involved at this stage include the required holding time, the required product capacity, and the impacts of the distribution environment from in plant packing to end use unpacking. We believe that each potential customer may have a specific set of needs that can be satisfied from a catalog like listing of the generic characteristics of the planned products. Other advances additional to the development work on the cryogenic container include both an improved liquid nitrogen retention system and a secondary protective packaging system. This secondary system has a low cost that lends itself to disposal. Further, it adds an additional liquid nitrogen retention capability to further assure compliance with IATA and ICAO regulations that prohibit egress of liquid nitrogen from the shipping package.”

Development of International Programs and Markets, Page 10

2.	We reissue comment 10 in part. Please disclose whether the 10-day hold time referenced in this section is a static hold time or a functional hold time.

In order to further clarify the specification of static hold time in comparison to the functional hold time of the Company’s shippers the following has been inserted in the section Development of International Programs and Markets now located on page 11:

“The maximum guaranteed temperature hold time of our 5 liter shipper is 16 days which is quoted under perfect and ideal conditions when in a "static” (i.e. stationary) condition only. The functional (in shipping use) hold time of this same 5 liter shipper is 10 days. Functional hold times are intended to be an indication only of how many days a shipper can be expected to hold its temperature when subjected to normal shipping usage.”

Sales and Marketing, Page 14

3.
We note your response to comment 11, and we reissue the comment. Please identify in your filing your South American sales agent, and state the amount of revenues this agent accounted for. We note filing as an exhibit the agreement with this agent would “create difficulties.” Please note that if the agreement falls under Item 601(b)(10) of Regulation S-B, it must be filed regardless of your preference to keep it confidential. Therefore, please either file the agreement as an exhibit or provide us with an analysis as to why this agreement is not required to be filed under Item 601(b)(10) of Regulation S-B. Please note that if you file it, you may request confidential treatment for the immaterial sensitive terms by following the procedure outlined in Rule 24b-2 of the Exchange Act and Staff Legal Bulletin 1, which can be found at .

The Company has inserted the following sentence in the Sales and Marketing section now found on page 15:

“The Company’s South American agent is CryoPort Systems Ltda. in Sao Paulo, Brazil and all South American revenues reported have been generated by this agent in the Brazilian market.”

Management would prefer not to file the agreement as an exhibit for the following reasons:

▪	It is a straightforward sales agent agreement that has been in existence for more than 3 years and pre-dates current management.

▪	The agreement is “too generous” as negotiated by previous management with respect to the following:
- The term of the agreement is 10 years.
- The agreement is exclusive.
- The territory is too vast and unrealistic - (all of South America).
- The agreement offers a 17% commission to the agent.
- The agreement has no performance metrics in place.

▪	Management does not intend to duplicate these terms in any future agreements and intends to renegotiate this agreement at the earliest opportunity.

Current management has and is only establishing and negotiating shorter term, non-exclusive agreements with performance metrics and lower levels of agent commissions in more limited territories. Management believes that filing this agreement could create difficulties with other current and future selling agent agreements.

Manufacturing, page 18

4.
We note that in response to comment 15, you state, “It is believed that any of the currently used manufacturers could be replaced within a short period of time…” This statement appears to contradict a sentence in the previous paragraph that reads, “For some components, however, there are relatively few alternative sources of supply and the establishment of additional or replacement suppliers may not be accomplished quickly.” Please reconcile. It appears you should identify the suppliers that would be difficult to replace.

In order to clarify its position for replacement of supply sources, the Company has modified the discussion in the Manufacturing section now located on page 19 as follows:

“For some components, however, there are relatively few alternate sources of supply and the establishment of additional or replacement suppliers may not be accomplished immediately, however, the Company has identified alternate qualified suppliers which the Company believes could replace existing suppliers. Should this occur, the Company believes the maximum disruption of production could be a short period of time, on the order of approximately four to six weeks. The Company anticipates that this will initially be the case with the outer shell the Company is developing for its disposable shipper.”

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 28

Liquidity of Capital Resources, page 28

5.
We note your response to comment 26 and reissue the comment. Please be aware that you are required to disclose all information that is material to investors, regardless of any commercial harm disclosure might cause.

•
Please identify the vaccine manufacturers that are using your product in clinical trials, and identify the “two large, and well established manufacturing companies” with whom you are currently negotiating.

•
Please file all agreements you have entered into with the above parties and discuss the agreements’ material terms in your filing. If you do not believe the agreements and their terms are not material to investors, please explain to us why not.

•
We note that in a May 11, 2005 press release, you stated Cell Genesys purchased over 100 of your “reusable lightweight shippers with a projected need over the coming months for several hundred more.” Subsequently, in a July 27, 2005 press release, you refer to a customer that purchased 100 reusable shippers and was scheduled to purchase an additional 400 units through April 2006. This press release described this relationship as “exciting… as we believe this customer has a number of products in their pipeline that will be able to benefit by using CryoPort shippers in the future.” Please disclose this relationship in your filing. It would appear to affect your disclosure under items 101, 303, and 601 of Regulation S-B. Also, tell us whether Cell Genesys is one of the parties referenced in the first bullet point above.

The vaccine manufacturers that have purchased the Company’s products are Cancervax, Cell Genesys and Argos Therapeutics. All sales are made on purchase order basis only and the Company has no pending purchase orders with these vaccine manufacturers at this time.

Since negotiations are still underway with two large potential manufacturing partners management believes that nothing will be served by disclosing the names of these companies to any potential investor since nothing has yet been agreed and since both companies are well known disclosing their names could in fact have a “misleading” effect on any potential investors evaluation of the Company.

No agreements have been entered into with any of the above referenced companies other than confidentiality and non-disclosure agreements.

Cell Genesys is one of the parties referred to in bullet point one and is the party referred to in the July 2005 press release. Subsequent to the May 11, 2005 press release, Cell Genesys requested that the Company refrain from using their name in any future press release without their explicit permission in order to protect their confidentiality. In compliance with the customer’s request, the Company is not using the customer’s name in the Form
10-SB/A2. At the time of the July 2005 release, the Company did not have permission from Cell Genesys to use their name in the release and therefore did not specify the customer’s name.

Critical Accounting Policies, page 32

6.
Regarding prior comment thirty on Section V. of Financial Reporting Release 72, please tell us how, for each of your critical accounting estimates or assumptions, you have discussed the following or revise your disclosure to discuss the following:

•	how accurate the estimate/assumption has been in the past;
•	how much the estimate/assumption has changed in the past;
•	specific sensitivity of the estimate/assumption to change, based on other outcomes that are reasonably likely to occur and would have a material effect; and
•	quantitative information about the estimate/assumption, when it is reasonably available and will provide material information for investors.

In response to comment 6, the Company has inserted additional information to the introductory paragraph in the section Critical Accounting Policies now located on page 33 of the Form 10-SB/A2 as follows:

“Actual results may differ from these estimates under different assumptions or conditions, however, in the past the estimates and assumptions have been materially accurate and have not required any significant changes. Specific sensitivity of each of the estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect is identified individually in each of the discussions of the critical accounting policies described below. Should the Company experience significant changes in the estimates or assumptions which would cause a material change to the amounts used in the preparation of the Company’s financial statements, material quantitative information will be made available to investors as soon as it is reasonably available.”

Part F/S - Financial Statements, page F-1

Audited Financial Statements, page F-1

Notes to Consolidated Financial Statements, Page F-6

7.
Please disclose the following about all equity instruments issued prior to your shares being traded on the pink sheets or all equity instruments during any period where your estimates of the fair value of your common stock differed materially from the prices reported on the pink sheets:

•	the nature and date of the issuance;
•	the number of shares issued or issuable upon exercise of the instrument;
•	the per share amount paid or exercise price;
•	your estimate of the fair value of any common stock issuable upon exercise;
•	the nature of your relationship with the recipient;
•	the amount of any compensation or interest expense;
•	the nature and terms of any concurrent transactions; and
•	the significant factors contributing to the changes in your estimate of fair value and to material differences between your estimate and any prices reported on the pink sheets.

In response to the above comment and based on teleconference discussions with Keira Ino and Oscar Young on January 18, 2006, the Company has revised the stock purchases table now located on page 49 of the 10-SB/A2 to include the warrants and options issued during the fiscal years ended March 31, 2005 and 2004. Additionally we summarized the information into quarterly totals. The table now includes the information requested as follows:

	Fiscal 2005
	Common Stock				Warrants	Options
	$	Shares	Avg Price	Issued	Ex. Price	Issued	Ex. Price
Qtr 1	$141,000	235,000	$0.60	318,334	$0.30	150,000	$0.80
Qtr 2	174,343	4,358,575	$0.04	-	-	643,613	$0.04
Qtr 3	382,866	6,046,450	$0.06	20,375	$0.75	40,375	$0.68
Qtr 4	991,875	1,322,497	$0.75	82,132	$0.75	-	-

	$1,690,084	11,962,522		420,841		833,988

	Fiscal 2004
	Common Stock				Warrants	Options
	$	Shares	Avg Price	Issued	Ex. Price	Issued	Ex. Price
Qtr 1	$136,984	273,968	$0.50	20,000	$0.75	250,000	$0.50
Qtr 2	10,000	20,000	$0.50	-	-	-	-
Qtr 3	163,000	263,337	$0.62	-	-	775,000	$0.60
Qtr 4	150,000	283,333	$0.53	-	-	-	-

	$459,984	840,638		20,000		1,025,000

As indicated by the table above, the Company had sufficient fair market value indication through recent sales of shares to unrelated parties to base the exercise prices of warrants and options for each issuance. As disclosed in Note 11 of the Company’s March 31, 2005 Consolidated Financial Statements, the warrants issued for $0.30 during Q1 2005 and for $0.075 during Q3 and Q4 of 2005 were connected to the sales of the same amounts of shares of common stock for $0.60 and $0.75 per share respectively. All options were issued with exercise prices comparable to recent sales prices of common stock. Additionally, no issuances of warrants or options were made during the three months prior to the March 2005 Share Exchange Agreement.

Note 2 - Summary of Significant Accounting Policies, page F-7

8.
As it is unclear from your disclosures and your response to our prior comment 38, please revise your disclosures to describe the process for and the significant assumptions used in estimating the fair value of you common stock in each of the situations listed in that comment. In addition, as was requested in that comment please tell us how you considered the value implied by any sales of your stock to unrelated third parties.

Furthermore, once your stock began trading on the pink sheets, please further justify to us how the trading price was not representative of the fair value of your common stock. In so doing, please clarify the extent to which your estimates of fair value differ from the trading price and to which you have different classes of stock.

Finally, please tell us the specific provisions within GAAP that support the estimates you made when your stock was trading on the pink sheets and address how those estimates are consistent with: paragraph 10(a) of APB 25, paragraph 395 of SFAS 123, and paragraphs 47 and 48 of SFAS 128. In so doing, please tell us whether you should have and if you considered paragraph 3(a) of SFAS 115, which appears to suggest that the fair value of your stock was readily determinable when prices are available in the over-the-counter market and public reported by the National Quotation Bureau, which appear to have subsequently become the pink sheets.

The Company has not made any issuances of warrants or options subsequent to the March 2005 Share Exchange Agreement that required the Company’s application of fair market valuation other than the estimate of the value of the in-the-money options disclosed in Item 6 - Executive Compensation now on page 46 of the Form 10-SB/A2. For this disclosure calculation, a fair market value of $0.75 was used as the average share price, which is representative of the contemporaneous cash sales of the Company’s common stock to unrelated third parties during the previous 12 months.

Interim Financial Statements, page F-24

9.	Please update your financial statements through September 30, 2005, pursuant to Part F/S of Form 10-SB and item 310(g) of Regulation S-B.

The Company has incorporated the September 30, 2005 financial statements previously submitted in its 10Q-SB filing on December 23, 2005 into the form 10-SB/A2 as requested in comment 9.

Background of Company Officers and Directors

On December 15, 2005, the board of directors expanded the number of seats on the board from 5 to 7, per its authorization to do so under the current Bylaws. The board then filled the vacancies with two new directors Stephen L. Scott and Thomas S. Fischer, PhD. The Company has inserted the bios of Mr. Scott and Dr. Fischer in the Background of Company Officers and Directors section on Page 44 and 45. The following are the bios inserted:

“Thomas S. Fischer, PhD, has over 20-years experience as a healthcare executive with a special emphasis on using information, analytic tools and technology to solve problems and improve operations. Currently retired, he consults in the healthcare sector. Dr. Fischer previously served as Senior Vice President and Chief Administrative Officer at Blue Shield of California from 1997 to 1999, and as Senior Vice President, Chief Information Officer from 1994 to 1997. Prior to Blue Shield, he held senior management positions with Kaiser Foundation Health Plan, Inc. for 12 years. Dr. Fischer obtained his Doctor of Philosophy in Mathematics from the University of Nebraska and his Bachelor of Science and Master of Science degrees from Portland State University.”

“Stephen L. Scott is a management and organizational consultant with over 20-years experience with diverse manufacturing businesses, including a specific background with developmental stage companies. Since 1996, Mr. Scott has been President of Technology Acquisition Group, providing expertise in corporate growth planning, strategic partner development, finance, operations, team building, product opportunity identification, corporate re-engineering and mergers and acquisitions. In addition to early stage and small companies, he has performed projects with Fortune 1000 firms such as IBM, GE, AT&T, Bristol-Myers Squibb, Warner-Lambert, Johnson & Johnson and Ayerst-Wyeth. Mr. Scott received his Juris Doctorate and Masters of Business Administration degrees from National University and his Bachelor of Science degree from the University of Akron. “

Should you wish to discuss our responses, please contact me immediately.

Sincerely,

/s/ Gary Curtis Cannon
Gary Curtis Cannon
Attorney at Law

GCC/dc

Cc:	CryoPort, Inc.
Corbin & Company, LLP
File